Exhibit 4.7

March 24, 2011

Adeco Agropecuaria S.A.

Catamarca 3454

B1640FWB | Martinez

Buenos Aires, Argentina

Pilaga S.A.

Catamarca 3454

B1640FWB | Martinez

Buenos Aires, Argentina

Re: Loan No. 2028A/OC-AR—Amendment Offer No. 1/2011

Ladies and Gentlemen:

1.	We make reference to the Loan Agreement, dated as of December 19, 2008 (as amended from time to time, the “Loan Agreement”), among Adeco Agropecuaria S.A., Pilaga S.A. (the “Borrowers”) and Inter-American Development Bank (“IDB”). Capitalized terms used but not defined in this offer letter have the meanings assigned to them in the Loan Agreement. The rules of interpretation set forth in Section 1.2 (Interpretation) of the Loan Agreement shall apply to this offer letter.

2.	We hereby offer to you the option to accept certain new terms to the Loan Agreement pursuant to the terms set forth in Schedule 1 hereto (the “Offer No. 1/2011”). The Offer No. 1/2011 can only be accepted by delivering a written copy of your acceptance to IDB not later than March 31, 2011.

3.	If you accept this Offer 01/2011 as stated in paragraph 2 above any such acceptance delivered pursuant to paragraph 2 above shall be irrevocable and such acceptance and the terms set forth in this Offer No. 1/2011 shall remain in force until the Loan has been repaid in full.

4.	The terms and conditions of the Loan Agreement in effect as of the date of this Offer 01/2011 shall continue in full force and effect unchanged, except as amended by this Offer 01/2011 upon its acceptance by each of the Borrowers.

5.	THIS OFFER 01/2011 IS GOVERNED BY, AND SHALL BE CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, UNITED STATES OF AMERICA.

6.	The provisions of Section 8.1 (Notices), Section 8.5 (Counterparts), Section 8.7 (Amendment), Section 8.10 (Applicable Law and Jurisdiction), Section 8.11

(Term of Agreement), Section 8,13 (Entire Agreement), Section 8.14 (No Third Party Beneficiaries) and Section 8.15 (Waiver and Estoppel) of the Loan Agreement are incorporated herein and shall apply to this Offer 01/2011, mutatis mutandis.

This is an offer and, if not accepted in writing as provided in Section 2 herein, shall expire.

Yours truly,

INTER-AMERICAN DEVELOPMENT BANK

Name:	JOHN CAHILLANE CHIEF, PORTFOLIO MANAGEMENT UNIT STRUCTURED AND CORPORATE FINANCE DEPARTMENT
Title:

SCHEDULE 1:

TERMS OF THE OFFER 1/2011

I.	DEFINITIONS

The following definitions shall apply to the Offer 01/2011 and where the same term is contained in the Loan Agreement, the following terms shall prevail:

Debt means, with respect to any Person, the aggregate (as of the relevant date of calculation) of ail such Person’s obligations (whether actual or contingent) to pay or repay money, including:

(a) all indebtedness for Money Borrowed;

(b) any credit to such Person from a supplier of goods or under any installment purchase or other similar arrangement in respect of goods or services (except trade accounts payable within one hundred and eighty (180) days in the ordinary course of business);

(c) the aggregate amount then outstanding of all liabilities of any other Person to the extent that such Person provides a guarantee of, or indemnity for, such liabilities or otherwise obligates itself to pay such liabilities; and

(d) all liabilities of such Person (actual or contingent) under any conditional sale or a transfer with recourse or obligation to repurchase, including by way of discount or factoring of book debts or receivables, but provided that:

i.	the calculation of Debt on a Combined Basis shall exclude loans between Adeco and Pilaga, and

ii.	the calculation of Debt on an individual or Combined Basis shall exclude Deferred Lease Payments under the Lease Agreements

Equity Contribution means, the subscription and payment in cash by a Shareholder of Share Capital of the Borrowers,

II.	GENERAL PROVISIONS

The following provisions shall apply to the Offer 01/2011 and the applicable section or sub-section of the Loan Agreement referred to below shall be deemed deleted in its entirety and replaced with the following:

Section 6.2.4 (Financial Ratios on an Individual Basis) of Section 6.2 (Negative Covenants)

6.2.4	Financial Ratios on An Individual Basis. Permit at any time (tested on a quarterly and yearly basis) with respect to either Borrower:

6.2.4.1	the Debt to EBITDA Ratio to exceed 4.0:1.0 in 2008 and 3.75:1.0 in 2009;

6.2.4.2	the Total Liabilities to Equity Ratio to exceed 1.4:1.0 in 2008 and 2009; and

6.2.4.3	the Debt to Equity Ratio for each individual Borrower beginning on and including December 31, 2010, to exceed:

December 31, 2010	1.7:1.0
March 31, 2011	1.65:1.0
June 30, 2011	1.6:1.0
September 30, 2011	1.55:1.0
December 31, 2011	1.5:1.0
March 31, 2012	1.425:1.0
June 30, 2032	1.35:1.0
September 30, 2011	1.275:1.0
December 31, 2012 and thereafter	1.2:1.0

Section 6.2.9 (Purchase of Assets) of Section 6.2 (Negative Covenants)

6.2.9 Purchase of Assets. Purchase any assets or business or make any capital expenditure exceeding the equivalent of fifteen million Dollars ($15,000,000) on a Combined Basis in respect of both Borrowers in any given twelve (12) month period, but provided that:

i.	purchases of assets or capita! expenditures to complete the Free Stall Project II (as defined in Part A of Schedule A (Capital Expenditures)) in an amount of up to ten million Dollars ($10,000,000) in any given twelve (12) month period and up to a cumulative amount of eighteen million Dollars ($18,000,000), shall not be computed towards the above-mentioned fifteen million Dollars ($15,000,000) limit,

ii.	the above-mentioned fifteen million Dollars ($15,000,000) limit may be exceeded to the extent that the additional purchases or capital expenditures are financed with Equity Contributions received during the same twelve (12) month period, and

iii.	any amount corresponding to Equity Contributions made in any twelve (12) month period in excess of such additional purchases or capital expenditures may be used in future twelve (12) month periods.